                                               FILED PURSUANT TO RULE 424(b)(2)
                                           REGISTRATION STATEMENT NO. 333-40449

                                   $69,000,000

                             THE VANTIVE CORPORATION

                  4.75% CONVERTIBLE SUBORDINATED NOTES DUE 2002

        This Prospectus relates to the 4.75% Convertible Subordinated Notes due 2002 (the "Notes") of The Vantive Corporation, a Delaware corporation ("Vantive" or the "Company"), sold under the Securities Act of 1933, as amended (the "Securities Act"), and the shares of the Company's common stock, par value $.001 (the "Shares") issuable upon conversion of the Notes. The Notes were issued and sold on August 21, 1997 (the "Original Offering") in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Deutsche Morgan Grenfell Inc., Hambrecht & Quist LLC and BancAmerica Robertson Stephens, as the initial purchasers (the "Initial Purchasers") of the Notes, to be either "qualified institutional buyers" (as defined by Rule 144A under the Securities Act), institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under Regulation D of the Securities Act), or non-U.S. persons in compliance with the provisions of Regulation S under the Securities Act. The Notes and the Shares may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a registration rights agreement dated as of August 21, 1997 (the "Registration Agreement" or the "Registration Rights Agreement") by and between the Company and the Initial Purchasers, entered into in connection with the Original Offering.

        The Notes are convertible into shares of Common Stock at any time on or prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $41.93 per share (equivalent to a conversion rate of 23.85 shares per $1,000 principal amount of Notes), subject to adjustment in certain events.

        Interest on the Notes is payable on September 1 and March 1 of each year, commencing on March 1, 1998. Principal and interest payments will be made without any deduction for U.S. withholding taxes, except to the extent described under "Description of Notes--Payment of Additional Amounts." The Notes are redeemable (a) in the event of certain developments involving U.S. withholding taxes (as described under "Description of Notes-- Redemption--Redemption for Taxation Reasons"), at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued interest to, but excluding, the Redemption Date and (b) at the option of the Company, on or after September 6, 2000, in whole or in part, at the redemption prices and under the circumstances set forth herein, plus accrued interest to, but excluding, the Redemption Date. See "Description of Notes--Redemption." The Notes are not entitled to any sinking fund. The Notes will mature on September 1, 2002. The Notes issued and sold in the Original Offering in reliance on 144A have been designated for trading on the Portal Market of the National Association of Securities Dealers, Inc. and are listed on the Luxembourg Stock Exchange. Notes sold pursuant to the Registration Statement of which this Prospectus forms a part will not remain eligible for trading in the Portal Market.

        In the event of a Fundamental Change, subject to certain limitations, each holder of Notes may require the Company to repurchase the Notes, in whole or from time to time, in part, at the applicable repurchase price set forth in this Prospectus.

        The Notes are general, unsecured obligations, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. As of September 30, 1997, there was no indebtedness of the Company that would have constituted Senior Indebtedness. The Indenture does not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of Notes-- Subordination."

        The Notes and the Shares may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Selling Holders" and "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Notes and the Shares in respect of which this

Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this prospectus (the "Prospectus Supplement").

        The Selling Holders will receive all of the net proceeds from the sale of the Notes and the Shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Notes and the Shares. The Company is responsible for payment of all other expenses incident to the offer and sale of the Notes and the Shares.

        The Selling Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Notes and the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Notes and the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

        THE NOTES AND SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE NOTES AND SHARES SHOULD CONFIRM THE REGISTRATION OF THE NOTES AND SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.

        The Company's Common Stock is quoted on The Nasdaq National Market. On December 1, 1997, the last sales price of the Company's Common Stock as reported on The Nasdaq National Market was $23 1/8.

                     --------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED
       BY PROSPECTIVE PURCHASERS OF THE NOTES AND SHARES OFFERED HEREBY.

                     --------------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                      UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                       ----------------------------------

                The date of this Prospectus is December 3, 1997.



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                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. The Company's Common Stock is traded on The Nasdaq National Market. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http://www.sec.gov.

        The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

        1. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on August 9, 1995;

        2.      Annual Report on Form 10-K for the year ended December 31, 1996;

        3. Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

        4. Current Reports on Form 8-K and 8-K/A filed on August 15, 1997, September 5, 1997, September 26, 1997 and November 4, 1997.

        All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be submitted in writing to The Vantive Corporation, 2455 Augustine Drive, Santa Clara, California 95054, Attention: Chief Financial Officer, or by telephone at (408) 982-5700.



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                                   THE COMPANY

        This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

        Vantive is a leading provider of Front Office Automation software that enables businesses to attract, acquire, retain, and leverage customers by automating marketing and sales, customer support, defect tracking, field service and internal help desk functions. These tightly integrated Customer Asset Management applications, called the Vantive Enterprise, are based on a multi-tiered client/server architecture and a common data model. The Company's Front Office Automation applications may also be used through a Web-based browser, thereby providing the applications directly to the end-user outside the boundaries of the business. The software can be used independently or as part of an integrated, enterprise-wide Front Office Automation information system. The Company believes businesses implementing a Front Office Automation information system can better manage relationships by leveraging valuable customer information that is shared throughout the organization. The Company's software applications have been deployed by businesses in a broad range of industries, including software, communications, consumer products, finance, outsourcing/services, personal computer hardware, healthcare, manufacturing, medical projects, public sector/regulated industry, online services, consumer goods and retail.

        Vantive Enterprise, a complete set of Web-enabled, client/server software applications, is the Company's integrated Front Office Automation information system. Vantive Enterprise currently includes Vantive Sales, Vantive Support, Vantive HelpDesk, Vantive Quality, and Vantive FieldService. These applications, each of which can be purchased separately or integrated in any combination, enable businesses to leverage customer information on an enterprise-wide basis, ensuring that the right customer information goes to the right person at the right time. Each component provides easy-to-use, "best of breed" functionality for each of the respective segments of the Front Office Automation market. The Company has designed its solution to be fully expandable through the enterprise by sharing a common database and application architecture along with common facilities of intelligent workflow routing, advanced problem solving and measurement reporting. By building the applications using a three-tier application architecture, Vantive believes its applications are made scaleable and easier to maintain than competing two-tier implementations. This architecture also results in a smaller client footprint, less network traffic and more efficient use of database resources. This three-tier architecture is also well-suited for Web-based applications. The Company markets and sells its software and services in the United States primarily through a direct sales organization consisting of approximately 182 employees, including 65 quota carrying salespeople, as of September 30, 1997. The Company markets its products outside of the United States through wholly-owned subsidiaries and independent distributors.

        An important element of the Company's distribution strategy is to expand its direct sales force, to create additional relationships with third parties and to dedicate certain direct sales resources and leverage third party relationships toward key vertical markets. The Company has recently hired and continues to hire significant numbers of direct sales personnel and has developed relationships with several high-end integrators and resellers, including EDS, Deloitte & Touche, Price Waterhouse, KPMG Peat Marwick, HBO and Company and Lucent Technologies.

        The Company was incorporated in California on October 25, 1990 and reincorporated in Delaware on August 10, 1995. The Company's principal executive offices are located at 2455 Augustine Drive, Santa Clara, California 95054, and its telephone number is (408) 982-5700.

                                  THE OFFERING


Securities Offered....................   $69,000,000 aggregate principal amount
                                         of 4.75% Convertible Subordinated Notes
                                         due 2002 issued under the Indenture.

Interest Payment Dates................   September 1 and March 1, commencing
                                         March 1, 1998.

Conversion............................   The Notes will be convertible into
                                         Common Stock at any time prior to the
                                         close of business on the maturity date,
                                         unless previously redeemed or
                                         repurchased, at a conversion price of
                                         $41.93 per share (equivalent to a
                                         conversion rate of approximately 23.85
                                         shares per $1,000 principal amount of
                                         Notes), subject to adjustment.

Subordination.........................   The Notes are subordinated in right of
                                         payment to all existing and future
                                         Senior Indebtedness. As of September
                                         30, 1997, there was no outstanding
                                         Senior Indebtedness. The Indenture does
                                         not restrict the incurrence of
                                         additional Senior Indebtedness or other
                                         indebtedness by the Company.

Optional Redemption...................   Except as described below under
                                         "Additional Amounts and Redemption for
                                         Taxation Reasons," the Notes are not
                                         redeemable by the Company prior to
                                         September 6, 2000. On or after
                                         September 6, 2000, the Notes may be
                                         redeemed at the option of the Company
                                         in whole, or from time to time, in
                                         part, at the redemption prices set
                                         forth in this Prospectus plus accrued
                                         interest. See "Description of
                                         Notes--Redemption--Optional
                                         Redemption."

Additional Amounts and Redemption
     for Taxation Reasons.............   The Company will pay Additional
                                         Amounts, subject to certain exceptions,
                                         in order that the Non-U.S. Holders of
                                         Notes receive the full amount of the
                                         principal, premium, if any, and
                                         interest specified therein (including
                                         any amount payable upon a repurchase of
                                         the Notes as described immediately
                                         below under "Repurchase at Option of
                                         Holders Upon a Fundamental Change")
                                         without deduction for or on account of
                                         U.S. withholding taxes. In the event
                                         that the Company must pay such
                                         Additional Amounts as a result of a
                                         change in law, the affected Notes will
                                         be redeemable at the option of the
                                         Company, as a whole but not in part, at
                                         100% of the principal amount thereof,
                                         plus any accrued interest and any
                                         Additional Amounts then payable.

Repurchase at Option of Holders Upon
     a Fundamental Change.............   In the event of a Fundamental Change,
                                         each Holder of Notes may require the
                                         Company to repurchase its Notes, in
                                         whole or in part, for cash at the
                                         repurchase prices set forth in this
                                         Prospectus, subject to adjustment in
                                         certain events as described herein,
                                         plus accrued interest. See "Description
                                         of Notes--Repurchase at Option of
                                         Holders Upon a Fundamental Change."

Use of Proceeds.......................   The Company will not receive any of the
                                         proceeds from the sale of the Notes or
                                         the Shares.

Registration Rights...................   Upon any failure by the Company to
                                         comply with certain of its obligations
                                         under the Registration Rights
                                         Agreement, additional interest will be
                                         payable on the Notes.

Listing...............................   The Notes issued in the Original
                                         Offering are designated for trading on
                                         The Portal Market and are also listed
                                         on the Luxembourg Stock Exchange. Notes
                                         sold pursuant to the Registration
                                         Statement of which this Prospectus
                                         forms a part will not remain eligible
                                         for trading in the Portal Market, and
                                         application will be made to list the
                                         Notes sold pursuant to this
                                         Registration Statement on the
                                         Luxembourg Stock Exchange.



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


                                  RISK FACTORS

        The following risk factors should be considered in conjunction with the other information included and incorporated by reference in its Prospectus before purchasing the Notes or the Common Stock issuable upon conversion of the Notes offered hereby.

FUTURE OPERATING RESULTS UNCERTAIN

        The Company has experienced significant period-to-period fluctuations in revenues and operating results and anticipates that such fluctuations will continue. These fluctuations may be attributable to a number of factors, including the size, timing and recognition of revenue from significant orders, increased competition, the timing of new product releases by the Company and its competitors, market acceptance of the Company's products, changes in the Company's and its competitors' pricing policies, the mix of license and service revenue, budgeting cycles of its customers, seasonality, the mix of direct and indirect sales, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rates and general economic factors. The future operating results of the Company may fluctuate as a result of these and other factors, including demand for the Company's products, the level of product and price competition, the ability of the Company to develop and market new products and to control costs, the ability of the Company to expand its direct sales force and indirect distribution channels and the ability to attract and retain key personnel.

        A significant portion of the Company's revenues in any quarter are typically derived from non-recurring sales to a limited number of customers. Accordingly, revenues in any one quarter are not indicative of revenues in any future period. In addition, like many software applications businesses, the Company has generally recognized a substantial portion of its revenues in the last month of each quarter, with these revenues concentrated in the last weeks of the quarter. Any significant deferral of purchases of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter, and to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. Product revenues are also difficult to forecast because the market for Front Office Automation software products is rapidly evolving. The Company's sales cycle is typically six to nine months and varies substantially from customer to customer. The Company expects that sales derived through indirect channels, which are harder to predict and may have lower margins than direct sales, will increase as a percentage of total revenues. The Company operates with little order backlog because its products are typically shipped shortly after orders are received. As a result of these factors, quarterly revenues for any future quarter are not predictable with any significant degree of certainty. The Company's expense levels are based, in part, on its expectations as to future revenues. In particular, the Company is currently investing, and intends to continue to invest, significant resources to develop its sales strategy, which includes hiring significant numbers of direct sales personnel, and developing relationships with high-end integrators and resellers. If revenues are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues, because a significant portion of the Company's expenses do not vary with revenues. The Company may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. In particular, if new competitors, technological advances by existing competitors, or other competitive factors require the Company to invest significantly greater resources in research and development efforts, the Company's operating margins in the future may be adversely affected. The foregoing statements regarding the Company's future revenues and net income are forward-looking statements, and actual results may vary substantially depending upon a variety of factors described in this paragraph and elsewhere in this Prospectus.

        Because of these factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that such comparisons should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Notes and the Common Stock into which they are convertible would likely be materially adversely affected.



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

RAPID TECHNOLOGICAL CHANGE AND PRODUCT DEVELOPMENT RISKS

        The Front Office Automation Market is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advances. The life cycles of the Company's products are difficult to estimate. The Company's growth and future financial performance will depend in part upon its ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance. For example, the Company's customers have adopted a wide variety of hardware, software, database, Internet-based and networking platforms, and as a result, to gain broad market acceptance, the Company must continue to support and maintain its products on a variety of such platforms. The Company's future success will depend on its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database, Internet-based and networking platforms and by developing and introducing enhancements to its products and new products on a timely basis that keep pace with technological developments, evolving industry standards and changing customer requirements. The success of the Company's products may also depend, in part, on the ability of the Company to effectively distribute its products through the Internet. There can be no assurance that the Company will be able to successfully change other aspects of its business, such as its distribution channels or cost structure, if technological changes in its market require such change. The Company's product development efforts are expected to require, from time to time, substantial investments by the Company in product development and testing. There can be no assurance that the Company will have sufficient resources to make the necessary investments. The Company has in the past experienced development delays, and there can be no assurance that the Company will not experience such delays in the future. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced products, including but not limited to, Vantive Version 7.0, Vantive Version 7.5, Vantive On the Go, and Vantive VanWeb. In addition, there can be no assurance that such products will meet the requirements of the marketplace and achieve market acceptance or that the Company's current or future products will conform to industry requirements. If the Company is unable, for technological reasons, to develop and introduce new and enhanced products in a timely manner, the Company's business, results of operations and financial condition could be materially adversely affected.

        Software products as complex as those offered by the Company may contain errors that may be detected at any point in the products' life cycles. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found, resulting in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

NEED TO EXPAND DISTRIBUTION CHANNELS AND SUCCESSFULLY LEVERAGE THIRD PARTY RELATIONSHIPS

        An important element of the Company's distribution strategy is to expand its direct sales force, to create additional relationships with third parties and to dedicate certain direct sales resources and leverage third party relationships toward key vertical markets. An important element of the Company's product development strategy is to integrate with applications from Enterprise Resource Planning ("ERP") vendors. The Company is currently investing, and intends to continue to invest, significant resources toward these strategies, which could adversely affect the Company's operating margins. In this regard, the Company has recently hired and continues to hire significant numbers of direct sales personnel. Competition for sales personnel is intense, and there can be no assurance that the Company can retain its existing sales personnel or that it can attract, assimilate and retain additional highly qualified sales personnel in the future. The strategy also depends, in large part, on attracting and retaining beneficial third party relationships. In this regard, the Company has developed relationships with several high-end integrators and resellers, including EDS, Deloitte & Touche, Price Waterhouse, KPMG Peat Marwick, HBO and Company, Lucent Technologies, and announced a strategic relationship with PeopleSoft, an ERP vendor. There also can be no assurance that the Company will be able to attract and retain appropriate high-end integrators, resellers, other third party distributors or ERP vendors. The Company's agreements with these third parties are not exclusive and, in many cases, may be terminated by either party without cause. In addition, many of these third parties sell or co-market competing product lines. Therefore, there can be no assurance that any of these parties will continue to represent or recommend the Company's products. There also can be no assurance that the Company will effectively identify key vertical markets. The inability to recruit, or the loss of, important direct sales personnel, high-end integrators, resellers, other third party distributors or ERP vendors, or the failure to effectively identify key vertical markets, could have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNATIONAL OPERATIONS, FOREIGN CURRENCY FLUCTUATIONS

        The Company believes that its continued growth and profitability will require further expansion of its international operations. To successfully expand international sales, the Company must establish additional foreign operations, hire additional personnel and recruit additional international resellers. To the extent that the Company is unable to do so in a timely manner, the Company's growth in international sales, if any, will be limited, and the Company's business, results of operations and financial condition could be materially adversely affected. In addition, as European revenues increase as a percentage of overall revenues, the Company's business, results of operations and financial condition may be adversely affected by the seasonality of European procurement cycles. As the Company continues to expand its international operations, significant costs may be incurred ahead of any anticipated international revenues, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, future increases in the value of the U.S. dollar could make the Company's products less competitive in foreign markets. As the Company increases its foreign sales, it may be materially and adversely affected by fluctuations in currency exchange rates, increases in duty rates, exchange or price controls or other restrictions on foreign currencies. Additional risks inherent in the Company's international business activities generally include economic conditions in each country, unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, results of operations and financial condition. There can be no assurances that the Company will be able to successfully address each of these challenges.

COMPETITION

        The Front Office Automation Market is intensely competitive, highly fragmented and subject to rapid change. Because the Company offers multiple software applications which can be purchased separately or integrated as part of Vantive Enterprise, the Company competes with a variety of other businesses depending on the target market for their applications software products. These competitors include a select number of businesses targeting the enterprise level and department level Front Office Automation markets, such as the Baan Company, Scopus Technology, and Siebel Systems, Inc. some of which have only recently entered these markets. The Company also competes with a substantial number of small private businesses and certain public businesses which offer products targeted at one or more specific markets, including the customer support market, the help desk market, the quality assurance market and the sales and marketing automation market, such as Remedy Corporation, Onyx Software, and Software Artistry, Inc. In addition, the Company believes that existing competitors and new market entrants such as Oracle will attempt to develop fully integrated front office information systems. The Company also competes with third party professional service organizations that develop custom software and with internal information technology departments of customers, which develop customer interaction applications. Among the Company's current and potential competitors are also a number of large hardware and software businesses that may develop or acquire products that compete with the Company's products. In this regard, SAP AG, the Baan Company, and Oracle have each introduced a customer support module as part of their application suites. In addition, Oracle has recently announced a sales force automation application, customer support products, as well as the creation of a network of third party dealers that will sell Oracle's application suites exclusively to medium-sized businesses. These competitors have significantly greater financial, technical, marketing and other resources than the Company.

        The Company also expects that competition will increase as a result of software industry consolidations. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition may increase as a result of both new software start ups entering the market as well as existing software industry vendors which may be planning to enter the market for Front Office Automation applications. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than can the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, results of operations and financial condition.

        The Company believes that the principal competitive factors affecting its market include product features such as adaptability, scalability, ability to integrate with products produced by other vendors, functionality, ease of use, product reputation, quality, performance, price, customer service and support, the effectiveness of sales and marketing efforts and company reputation. Although the Company believes that its products currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

MANAGEMENT OF EXPANDING OPERATIONS; DEPENDENCE UPON KEY PERSONNEL

        The Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage its employee workforce. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect upon the Company's business, results of operations and financial condition. The Company has recently hired a significant number of employees, including senior sales, marketing, research and development, and finance personnel, and in order to maintain its ability to grow in the future, the Company will be required to significantly increase its total headcount.

        In addition, the Company's future performance depends in significant part upon attracting and retaining key technical, sales, senior management and financial personnel. In particular, delays in hiring sales or research and development personnel may have a material adverse effect on the Company's business, results of operations and financial condition. The loss of the services of one or more of the Company's executive officers or the inability to recruit other additional senior management could have a material adverse effect on the Company's business, results of operations and financial condition. Competition for such personnel is intense, and the inability to retain its key technical, sales, senior management and financial personnel or to attract, assimilate or retain other highly qualified technical, sales, senior management, and financial personnel in the future on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

INCREASED USE OF THIRD PARTY SOFTWARE

        The Company currently markets a proprietary application development environment for its customers to tailor its applications. This application development environment is also used by the Company to build and modify its applications products. While the Company believes, based on interactions with its customers and potential customers, that it currently derives significant competitive advantage from this proprietary application development environment, it believes that competitive pressures, technological changes demanded by customers, and significant advances in the sophistication of third party application development tools such as Visual Basic will require the Company to make greater use of third party software in the future. In particular, the Company has recently announced that Vantive Encyclopedia, a Web-based marketing encyclopedia based on FirstFloor's Java-based server, and configuration capabilities, based on Calico Technology's configuration engine, are available with Vantive Version 7.0. The Company has also announced that it has entered into a strategic relationship with PeopleSoft with the goal of jointly developing product integrations between the Vantive Front Office Automation and PeopleSoft ERP systems. The greater use of third party software could require the Company to invest significant resources in rewriting some or all of its software applications products utilizing third party software and/or to enter into license arrangements with third parties which could result in higher royalty payments and a loss of product differentiation. There can be no assurance that the Company would be able to successfully rewrite its applications or enter into commercially reasonable licenses, and the costs of, or inability or delays in, doing so could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON EMERGING MARKETS FOR FRONT OFFICE AUTOMATION SOFTWARE; PRODUCT CONCENTRATION

        The Company's future financial performance will depend in large part on the growth in demand for individual Front Office Automation applications as well as the number of organizations adopting comprehensive Front Office Automation information systems for their client/server and Web computing environments. To date, much of the Company's license revenues have resulted from sales of individual applications, particularly Vantive Support and Vantive HelpDesk. The markets for these applications are relatively new and undeveloped, and failure of these markets to develop would have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, the Company is investing in the sales, field service and quality automation markets. Should these markets fail to develop, not accept the Company's products, or cause the company to lose new business and or customers in its traditional markets, the Company would experience an adverse effect on the Company's business, results of operations and financial condition.

        The Company believes that an important competitive advantage for its software applications is their ability to be integrated with one another and with back office applications software produced by third party software vendors into a Customer Asset Management information system. If the demand for integrated suites of Customer Asset Management applications fails to develop, or develops more slowly than the Company currently anticipates, it could have a material adverse effect on the demand for the Company's applications and on its business, results of operations and financial condition. In addition, any other factors adversely affecting the demand for the Company's existing applications, particularly Vantive Support, Vantive HelpDesk and Vantive Quality, or newer applications such as Vantive-On-The-Go, Vantive VanWeb, Vantive Sales, Vantive FieldService, or the Company's recent acquisition of the ICC product "Pinnacle" for spare parts management could have a material adverse effect on the Company's business, results of operations and financial condition.

LEVERAGE; SUBORDINATION AND ABSENCE OF FINANCIAL COVENANTS

        In connection with the sale of the Notes, the Company incurred $69.0 million of indebtedness by the Company in the Original Offering. The Company's principal and interest obligations have increased substantially as a result of the Original Offering. The degree to which the Company is leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations is dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

        The Notes are unsecured and subordinated in right of payment in full to all Senior Indebtedness of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company or certain other events, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full in cash, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Indenture does not prohibit or limit the incidence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company, and the incurrence of any such additional indebtedness or liabilities could adversely affect the Company's ability to pay its obligations on the Notes. As of September 30, 1997, the Company had no Senior Indebtedness outstanding. The Company anticipates that from time to time it may incur additional indebtedness, including Senior Indebtedness, and that it will from time to time incur other additional indebtedness and liabilities. See "Description of Notes--Subordination."

        The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including Senior Indebtedness, by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Description of Notes--Repurchase at Option of Holders Upon a Fundamental Change."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

        The Company recently completed the acquisition of Innovative Computer Concepts, Inc. ("ICC") to expand its operations and offer complementary products, services, and technology. These areas are relatively new to the Company's product development and sales and marketing personnel. The ICC acquisition and any future acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, difficulties in assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. No assurance can be given as to the ability of the Company to successfully integrate the business, products, technologies or personnel of ICC or those that might be acquired in the future, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company, the maintenance of uniform standards, controls, procedures, and policies and the impairment of relationships with employees and clients as a result of any integration of new management personnel. While the Company believes that the ICC product, "Pinnacle" for spare parts management, offers complementary architecture to the Company's existing products, there can be no assurance that the Company won't need to, upon further investigation, rewrite portions or all of the ICC product using Vantive tools, and the related costs, or risk of product delays in, doing so could have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results and/or the price of the Company's Common Stock. These factors could have a material adverse effect on the Company's business, results of operations or financial condition. Further, there is no assurance that the Company will compete effectively or will generate significant revenues in these new areas.

DEPENDENCE ON LICENSED TECHNOLOGY

        Vantive licenses technology on a non-exclusive basis from several businesses for use with its products and anticipates that it will continue to do so in the future. The inability of the Company to continue to license these products or to license other necessary products for use with its products or substantial increases in royalty payments under third party licenses could have a material adverse effect on its business, results of operations and financial condition. In addition, the effective implementation of the Company's products depends upon the successful operation of these licensed products in conjunction with the Company's products, and therefore any undetected errors in such licensed products may prevent the implementation or impair the functionality of the Company's products, delay new product introductions and/or injure the Company's reputation. Such problems could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

        The Company's success is heavily dependent upon proprietary technology. The Company relies primarily on a combination of copyright, trademark and trade secrets laws, as well as confidentiality procedures and contractual provisions to protect its proprietary rights. There can be no assurance that such measures will be adequate to protect the Company from infringement of its technology. The Company presently has no patents or patent applications pending. Despite the Company's efforts to protect its proprietary rights, attempts may be made to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In particular, as the Company provides its licensees with access to the data model and other proprietary information underlying the Company's licensed applications, there can be no assurance that licensees or others will not develop products which infringe the Company's proprietary rights. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. The Company is not aware that any of its products infringe the proprietary rights of third parties, although the Company has in the past, and may in the future, receive communications alleging possible infringement of third party intellectual property rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's target markets grows and the functionality of products in such markets overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, results of operations and financial condition.

PRODUCT LIABILITY

        The Company's license agreements with its customers typically contain provisions intended to limit the Company's exposure to potential product liability claims. It is possible that the limitation of liability provisions contained in the Company's agreements may not be effective. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company and the incorporation of products from other businesses may entail the risk of such claims. A successful product liability action brought against the Company could have a material adverse effect upon the Company's business, results of operations and financial condition.

ANTI-TAKEOVER EFFECTS OF RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

        Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit increase in the market price of the Common Stock that could result from takeover attempts. In addition, the Restated Certificate of Incorporation authorizes 2,000,000 shares of undesignated preferred stock. The Board of Directors of the Company, without further stockholder approval, may issue this preferred stock with such terms as the Board of Directors may determine, which could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control. Such preferred Stock could be utilized to implement, without stockholder approval, a stockholders' right plan that could be triggered by certain change in control transactions, which could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business Combination involving the Company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. The Company's Bylaws and indemnity agreements provide that the Company will indemnify officers and directors against losses that they may incur in legal proceedings resulting from their service to the Company. In addition, the Restated Certificate of

Incorporation and Bylaws eliminate the right of stockholders to take action by written consent. Moreover, Section 203 of the Delaware General Corporation Law restricts certain business combinations with "interested stockholders" as defined by that statute. The provisions of the Restated Certificate of Incorporation and Bylaws and of Delaware law are intended to encourage potential acquirers to negotiate with the Company and allow the Board of Directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control of the Company, which in turn may have an adverse effect on the market price of the Company's Common Stock.

POSSIBLE VOLATILITY OF NOTES AND COMMON STOCK PRICE

        The market price of the Company's common stock has historically experienced significant fluctuations and may continue to fluctuate significantly. Such fluctuations could affect the market price of the Notes. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Notes and the Common Stock into which they are convertible to fluctuate substantially, particularly on a quarterly basis. In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results of such companies. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may materially and adversely affect the market price of the Company's Notes and the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

LIMITATIONS ON REPURCHASE OF NOTES

        Upon a Fundamental Change, each Holder of Notes will have certain rights, at the Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have or be able to obtain sufficient funds to pay the repurchase price for all Notes tendered by the Holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions and provisions which prohibit the Company from repurchasing or redeeming any Notes or provide that a Fundamental Change would constitute an event of default thereunder. In the event a Fundamental Change occurs at a time when the Company is prohibited from repurchasing or redeeming Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming Notes. In such case, the Company's failure to repurchase tendered Notes may constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under the terms of other indebtedness that the Company may enter into from time to time, including under any Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely prohibit the repurchase of the Notes. See "Description of Notes--Repurchase at Option of Holders upon a Fundamental Change."

ABSENCE OF PUBLIC MARKET FOR THE NOTES AND RESTRICTIONS ON TRANSFER

        Prior to the Original Offering of the Notes, there has been no trading market for the Notes. Although the Initial Purchasers have advised the Company that they intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the Notes will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be materially adversely affected. The Notes issued in the Original Offering are designated for trading on The Portal Market and the Notes have been listed on The

Luxembourg Stock Exchange. Notes sold pursuant to the Registration Statement of which this Prospectus forms a part will not remain eligible for trading in the Portal Market, and application will be made to list the Notes sold pursuant to this Registration Statement on the Luxembourg Stock Exchange.

                       RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges is computed by dividing earnings before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by the Company to be a reasonable approximation of the interest factor of rental payments under operating leases. For the years ended December 31, 1992, 1993 and 1994, and the nine months ended September 30, 1997 earnings were insufficient to cover fixed charges by approximately $2,254,000, $3,697,000, $770,000 and $6,756,000 respectively.

                                                                                 NINE MONTHS
                                                                                    ENDED
                                     YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                         -----------------------------------------------        -------------
                         1992       1993       1994      1995       1996            1997
                         ----       ----       ----      ----       ----        -------------
Ratio of earnings
to fixed charges..                                       7.7x       25.3x
                         ----       ----       ----                                ----

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Notes or the Common Stock issuable upon conversion thereof by the Selling Holders.

                              DESCRIPTION OF NOTES

        The Notes were issued under an indenture dated as of August 15, 1997 (the "Indenture") between the Company and Deutsche Bank AG, New York Branch, as trustee (the "Trustee"). A copy of the form of the Indenture and the Registration Rights Agreement (as defined below) has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to the "Company" are solely to The Vantive Corporation, a Delaware corporation, and not its subsidiaries.

GENERAL

        The Notes are unsecured subordinated obligations of the Company, will mature on September 1, 2002 and are payable at a price of 100% of the principal amount thereof. The Notes bear interest at the rate of 4 3/4% per annum from August 21, 1997, payable semiannuallY on March 1 and September 1 of each year, commencing on March 1, 1998.

        The Notes are convertible into Common Stock initially at the conversion price of $41.93 per share (equivalent to a conversion rate of 23.85 shares per $1,000 principal amount of Notes), subject to adjustment upon the occurrence of certain events described under "--Conversion," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased.

        The Notes are redeemable (a) at the option of the Company in the event of certain developments involving U.S. withholding taxes as described below under "--Redemption--Redemption for Taxation Reasons" at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued interest to, but excluding, the Redemption Date and (b) at the option of the Company under the circumstances and at the redemption prices set forth below under "Redemption--Optional Redemption," plus accrued interest to, but excluding, the Redemption Date.

        The Indenture does not contain any financial covenants or restrictions on the payment of dividends by the Company, the incurrence of indebtedness, including Senior Indebtedness, by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described below under "--Repurchase at Option of Holders Upon a Fundamental Change."

CONVERSION

        The Holder of any Note has the right at the Holder's option to convert any Note (in denominations of $1,000 or any multiple thereof) into shares of Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $41.93 per share (equivalent to a conversion rate of approximately 23.85 shares per $1,000 principal amount of Notes). The conversion price is subject to adjustment from time to time as described below. The right to convert a Note called for redemption or delivered for repurchase terminates at the close of business on the Business Day prior to the Redemption Date for such Note or the Repurchase Date, as the case may be.

        Beneficial owners of interests in a Note held in Global Form may exercise their right of conversion by delivering to the Depository Trust Company ("DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a Note held in certificated form into shares of Common Stock, a Holder must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Trustee in New York, New York or the Conversion Agent in Luxembourg, (ii) surrender the Note to the Trustee in New York, New York or to the Conversion Agent in Luxembourg, as the case may be, (iii) if required, furnish appropriate endorsements and transfer documents, (iv) if required, pay all transfer or similar taxes, and (v) if required, pay funds equal to interest payable on the next interest payment date. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. Such notice of conversion can be obtained from the Trustee at the Corporate Trust Office or the office of any Conversion Agent. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share in an amount determined as set forth below. Such certificate will be sent by the Trustee to the appropriate Conversion Agent for delivery to the Holder. Such Common Stock issuable upon conversion of the Notes will be fully paid and nonassessable. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date, but on or before the next Interest Payment Date, interest the Stated Maturity of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the Holder of such Note on such Regular Record Date. As a result, a Holder that surrenders Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common stock on the day of conversion.

        A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

        The initial conversion price of $41.93 per share of Common Stock (equivalent to a conversion rate of approximately 23.85 shares per $1,000 principal amount of the Notes) is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock (provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration thereof); (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash); (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarterly period does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v), and (y) 3.75% of the average of the daily Closing Prices of the Common Stock for the ten consecutive Trading Days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company; (vi) payment in respect of a tender or exchange offer by the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of quarterly cash dividend permitted to be excluded pursuant to such clause (v). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock as provided in clause (iii) above, the Company may, instead of making any adjustment in the conversion price, make proper provision so that each Holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause
(vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notice of any adjustment of the conversion price will be given to Holders of the Notes by publication in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxembourg Wort) or, if publication in Luxembourg is not practical, in Western Europe.

        In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

        The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

        No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

SUBORDINATION

        The indebtedness evidenced by the Notes is subordinated in right of payment to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization (including any of the foregoing as a result of bankruptcy or moratorium of payment), the payment on account of the principal of, redemption of, liquidated damages, if any, or premium, if any, and interest on the Notes (including on account of a Fundamental Change) is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the Holders of the Notes are entitled to receive any payment or other distribution in respect thereof. The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

        The Company also may not make any payment upon, redemption of, or payment of liquidated damages, if any, on or purchase or otherwise acquire the Notes if (i) a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits the holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of the Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

        By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

        In the event that, notwithstanding the foregoing, the Trustee or any Holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

        As of September 30, 1997, the Company had no indebtedness outstanding that would have constituted Senior Indebtedness. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company, and the incurrence of any such additional indebtedness and other liabilities could adversely affect the Company's ability to pay its obligations on the Notes. The Company expects that it will from time to time incur additional indebtedness, including Senior Indebtedness, and other liabilities. See "Risk Factors--Leverage; Subordination and Absence of Financial Covenants."

        The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of Holders of the Notes in respect of all funds collected or held by the Trustee.

        The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is pari passu or "junior" to the Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include Indebtedness of the Company to any Subsidiary of the Company.

        The term "Indebtedness" means, with respect to any Person, and without duplication, (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof) other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services, (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property or improvements thereon which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property, (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person, and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

        The term "Designated Senior Indebtedness," means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

REDEMPTION

        Optional Redemption

        At any time on or after September 6, 2000, the Notes will be redeemable at the Company's option on at least 20 and not more than 60 days' notice, in whole, or from time to time, in part, at the following prices (expressed as percentages of the principal amount), together with accrued interest to, but excluding, the Redemption Date.

        If redeemed during the 12-month period beginning September 1 (beginning September 6, 2000 and ending August 31, 2001, in the case of the first such period):

                                                             REDEMPTION
                    YEAR                                        PRICE
                    ----                                     ----------
                    2000.............................           101.90%
                    2001.............................           100.95%

and 100% at September 1, 2002; provided that any semi-annual payment of interest becoming due on the Redemption Date shall be payable to the Holders of record on the Regular Record Date of the Notes being redeemed.

        If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by lot. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued at the Corporate Trust Office of the Trustee in The City of New York or the Note Registrar in Luxembourg. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

        There is no sinking fund provided for the Notes.

        Redemption for Taxation Reasons

        If, as a result of any change in, or amendment to, the laws or regulations prevailing in the U.S. or any political subdivision or taxing authority thereof or therein, which change or amendment becomes effective on or after the date of this Offering Memorandum or as a result of any application or official interpretation of such laws or regulations not generally known before that date (a "Tax Law Change") the Company is or would be required on the next succeeding Interest Payment Date to pay Additional Amounts, and such requirement or obligation cannot be avoided by the Company taking reasonable measures available to it, the Company may redeem the affected Notes in whole, but not in part, at any time, on giving not less than 20 days' notice, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to, but excluding, the Redemption Date and any

Additional Amounts then payable, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to withhold or pay additional amounts were a payment in respect of the Notes then made.

        Prior to the publication of any notice of redemption with respect to a Tax Law Change, the Company shall deliver to the Trustee (a) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (b) an opinion of counsel selected by the Company and reasonably acceptable to the Trustee, to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of a Tax Law Change. The Company's right to redeem the affected Notes shall continue as long as the Company is obligated to pay Additional Amounts, notwithstanding that the Company shall have theretofore made payments of Additional Amounts.

PAYMENT AND CONVERSION

        The principal of Notes will be payable in U.S. dollars, against surrender thereof at the Corporate Trust Office of the Trustee in The City of New York, or, subject to any applicable laws and regulations, at the office of any Paying Agent, by dollar check drawn on, or by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the Holder with, a bank in The City of New York. Payment of any installment of interest on Notes will be made to the Person in whose name such Notes or any predecessor Note is registered at the close of business on February 15 or August 15 (whether or not a Business Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest will be made by a dollar check drawn on a bank in The City of New York mailed to the Holder at such Holder's registered address or, upon application by the Holder thereof to the Trustee not later than the applicable Regular Record Date, by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the Holder with a bank in The City of New York. No transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

        Any payment on the Notes due on any day which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York or Luxembourg are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes.

        Notes may be surrendered for conversion, subject to any applicable laws and regulations, at the office of any Conversion Agent outside the United States. In addition, Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "--Conversion."

        The Company has initially appointed as Paying Agent and Conversion Agent the Trustee at its Corporate Trust Office in The City of New York and Banque de Luxembourg as the Paying Agent and Conversion Agent in Luxembourg. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain offices or agencies in The City of New York, and so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg for payments with respect to the Notes and for the surrender of

Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "Notices" below.

        Interest payable on Notes on any Redemption Date or Repurchase Date that is an Interest Payment Date will be paid to the Holders of record as of the immediately preceding Regular Record Date.

        All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of the earlier of the date on which such money escheats to the state or two years after such payment has become due and payable will be repaid to the Company, and the Holder of such Note will thereafter look only to the Company for payment thereof.

PAYMENT OF ADDITIONAL AMOUNTS

        The Company will pay to a Non-U.S. Holder (as defined in "Certain Federal Income Tax Considerations" below) of any Note such additional amounts ("Additional Amounts") as may be necessary in order that every net payment of the principal of, premium, if any, and interest on such Note, after deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such Note to be then due and payable; provided however, that the foregoing obligation to pay Additional Amounts will not apply to:

               (a) any tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such Non-U.S. Holder (or between a fiduciary, settlor, beneficiary, member, shareholder of or possessor of a power over such Non-U.S. Holder, if such Non-U.S. Holder is a trust, an estate, a partnership or a corporation) and the United States or any political subdivision or taxing authority thereof or therein, including, without limitation, such Non-U.S. Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen, domiciliary or resident of the United States or treated as a resident thereof, or being or having been engaged in trade or business or present therein, or having or having had a permanent establishment therein; or (ii) such Non-U.S. Holder's present or former status as a personal holding company, a foreign personal holding company with respect to the United States, a controlled foreign corporation, a passive foreign investment company, or a foreign private foundation or foreign tax exempt entity for United States tax purposes, or a corporation which accumulates earnings to avoid United States federal income tax;

               (b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Non-U.S. Holder of such Notes for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

               (c) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

               (d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of such Non-U.S. Holder (or beneficial owner of such Note), if compliance is required or imposed by a statute, treaty, regulation or administrative practice of the United States as a precondition to exemption from all or part of such tax, assessment or other governmental charge;

               (e) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on such Note;

               (f) any tax, assessment or other governmental charge imposed on interest received by a Non-U.S. Holder actually or constructively holding 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

               (g) any tax, assessment or other governmental charge imposed on a Non-U.S. Holder that is a partnership or a fiduciary or other than the sole beneficial owner of such payment, but only to the extent that any beneficial owner or member of the partnership or beneficiary or settlor with respect to the fiduciary would not have been entitled to the payment of Additional Amounts had the beneficial owner, member, beneficiary or settlor directly been the holder of the Note; or

                (h) any combination of items (a), (b), (c), (d), (e), (f) and
        (g).

Notwithstanding the foregoing, the Company shall not be obligated to pay Additional Amounts in respect of payments becoming due on the Notes more than 15 days after the Redemption Date with respect to any redemption of the Notes described in the first paragraph under "Redemption--Redemption for Taxation Reasons" to the extent that the Company's obligation to pay such Additional Amounts arises from the Tax Law Change that resulted in such redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A FUNDAMENTAL CHANGE

        If a Fundamental Change occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion of a Note that is $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice, at a price (the "Repurchase Price") (expressed as a percentage of the principal amount) equal to (i) 104.75% if the Repurchase Date is during the 12-month period beginning September 1, 1997, (ii) 103.80% if the Repurchase Date is during the 12-month period beginning September 1, 1998, (iii) 102.85% if the Repurchase Date is during the 12-month period beginning September 1, 1999 and (iv) thereafter at the redemption price set forth under "--Redemption--Optional Redemption" which would be applicable to a redemption at the option of the Company on the Repurchase Date; provided that, if the Applicable Price is less than the Reference Market Price, the Company shall repurchase such Notes at a price equal to the foregoing redemption price multiplied by the fraction obtained by dividing the Applicable Price by the Reference Market Price. In each case, the Company shall also pay accrued interest on the redeemed Notes to, but excluding, the Repurchase Date. Any Notes repurchased by the Company shall be canceled.

        Within 30 days after the occurrence of a Fundamental Change, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or any Paying Agent of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised. Beneficial owners of an interest in a Global Note may exercise the repurchase right by delivering the appropriate instruction form for repurchases at the election of Holders pursuant to the DTC book-entry repurchase program.

        The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock or shares which are (or, upon consummation of or immediately following such transaction or event, will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices. The term "Applicable Price" means: (i) in the event of a Fundamental Change in which the holders of Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Fundamental Change, the average of the last reported sale price for the Common

Stock during the ten Trading Days prior to the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or, other assets in connection with such Fundamental Change or, if no such record date exists, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets in connection with the Fundamental Change. The term "Reference Market Price" shall initially mean $21.50 (which is equal to 66 2/3% of the last bid price of the Common Stock on August 14, 1997) and in the event of any adjustment to the conversion price described above pursuant to the provisions of the Indenture, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment shall always be the same as the ratio of $21.50 to the conversion price of $41.93 (without regard to any adjustment thereto).

        Rule 13e-4 under the Securities Exchange Act of 1934 requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule and any other securities laws to the extent applicable at that time.

        Upon a Fundamental Change, each Holder of Notes will have certain rights, at the Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have or be able to obtain sufficient funds to pay the purchase price for all Notes tendered by the Holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions and provisions which prohibit the Company from repurchasing or redeeming any Notes or provide that a Fundamental Change would constitute an event of default thereunder. In the event a Fundamental Change occurs at a time when the Company is prohibited from repurchasing or redeeming Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture, which could, in turn, constitute a further default under the other Indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.

        The repurchase option upon a Fundamental Change feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change repurchase feature is a result of negotiations between the Company and Initial Purchasers in the Original Offering. Management has no present intention to engage in a transaction involving a Fundamental Change, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Fundamental Change under the Indenture, but that could increase the amount of indebtedness (including Senior Indebtedness) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the repurchase price in the event of a Fundamental Change is subordinated to the prior payment of Senior Indebtedness as described under "- Subordination" above.

        The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

MERGERS AND SALES OF ASSETS BY THE COMPANY

        The Company may not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving entity) or transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the Person formed by such merger or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes, (ii) no default and no Event of Default shall have occurred and be continuing as a result of such consolidation, merger, transfer or lease and (iii) the performance of the other covenants of the Company under the Indenture and certain other conditions are met.

EVENTS OF DEFAULT

        The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due; (b) failure to pay any interest on, or Additional Amounts with respect to, any Note when due, continuing for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; and (d) certain events of bankruptcy, insolvency or reorganization. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions providing for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        If an Event of Default (other than as specified in clause (d) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default as specified in clause (d) above occurs and is continuing, then the principal of, and accrued interest on, all the Notes shall ipso facto become immediately due and payable without any declaration or other act on the part of the Holders of the Notes or the Trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver."

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

        The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

        The Indenture contains provisions for convening meetings of the Holders of Notes to consider matters affecting their interests.

        Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding or (ii) by the adoption of a resolution, at a meeting of Holders of the Notes at which a quorum is present, by the Holders of at least the lesser of a majority in aggregate principal amount of the Notes at the time outstanding and 66 2/3% of the aggregate principal amount of the Notes represented and entitled to vote at such meeting. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Note, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or any installment of interest on, any Note, (c) reduce the amount payable, upon a redemption or repurchase, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the obligation of the Company to pay Additional Amounts described above in a manner adverse to the Holders, (f) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (g) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (h) modify the obligation of the Company to maintain an office or agency in The City of New York and in a Western European city, (i) adversely affect the right to convert Notes, (j) modify the subordination provisions in a manner adverse to the Holders of the Notes, (k) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (l) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (m) reduce the percentage in aggregate principal amount of Outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of Holders of Notes at which a resolution is adopted, or (n) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

        The Indenture may also be modified or amended without the consent of the
Holders: (i) to evidence the succession of another Person to the Company as otherwise permitted by the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any power conferred upon the Company; (iii) to add any Events of Default; (iv) to secure the Notes; (v) to make provision with respect to the conversion and repurchase rights of Holders in accordance with the provisions of the Indenture; (vi) to comply with the requirements of the Trust Indenture Act; or (vii) to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interest of Holders of Notes in any material respect.

        The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent. The Holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

REGISTRATION RIGHTS

        The Company has entered into the Registration Rights Agreement with the Initial Purchasers pursuant to which the Company agreed to at the Company's expense for the benefit of the holders of the Notes and the Common Stock issuable upon conversion thereof (together, the "Registrable Securities"), (i) file with the Commission within 90 days after the date of original issuance of the Notes, a registration statement (the "Shelf Registration Statement") covering resales of the Registrable Securities, (ii) use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Notes and (iii) use its reasonable efforts to keep effective the Shelf Registration Statement until the second anniversary of the last date of original issuance of Notes or such earlier date as all Registrable Securities shall have been disposed of or on which all Registrable Securities held by Persons that are not affiliates of the Company may be resold without registration pursuant to Rule 144(k) under the Securities Act (the "Effectiveness Period"). The Registration Statement of which this Prospectus forms a part has been filed by the Company pursuant to the Registration Rights Agreement. The Company will be permitted to suspend the use of the prospectus which is part of the Shelf Registration Statement in connection with the sales of the Registrable

Securities during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and other events.

        In the event that during the Effectiveness Period the Shelf Registration Statement ceases to be effective for more than 90 days or the Company suspends the use of the prospectus which is a part thereof for more than 90 days, whether or not consecutive, during any 12-month period, then the interest rate borne by Notes will increase by an additional one-half of one percent (0.50%) per annum from the 91st day of the applicable 12-month period such Shelf Registration Statement ceases to be effective or the Company suspends the use of the prospectus which is a part thereof, as the case may be, until the earlier of such time as (i) the Shelf Registration Statement again becomes effective, (ii) the use of the related prospectus ceases to be suspended or (iii) the Effectiveness Period expires. The Company has agreed in the Registration Rights Agreement to use its reasonable efforts to cause such Common Stock issuable upon conversion of the Notes to be quoted on the Nasdaq National Market, or, if the Common Stock is not then quoted on the Nasdaq National Market, to be listed on such exchange or market in the United States as the Common Stock is then listed, upon effectiveness of the Shelf Registration Statement.

        This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

TRANSFER AND EXCHANGE

        At the option of the Holder upon request confirmed in writing, the Notes will be exchangeable at any time into an equal aggregate principal amount of Notes of different authorized denominations.

        Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Note Registrar, without service charge but, in the case of a transfer, upon payment of any taxes and other governmental charges as described in the Indenture. Any registration of transfer or exchange will be effected upon the Note Registrar being satisfied with the documents of title and identity of the Person making the request, and subject to such reasonable regulations as the Company may from time to time agree upon with the Note Registrar, all as described in the Indenture. Notes may be transferred in whole or in part in authorized denominations at the Corporate Trust Office of the Trustee in The City of New York or the Note Registrar in Luxembourg. Upon any transfer or exchange of any Note (or portion thereof), a new Note may be obtained at the Corporate Trust Office of the Trustee in The City of New York or the Note Registrar in Luxembourg.

        The Company has initially appointed the Trustee as Note Registrar in New York, New York and Banque de Luxembourg as Note Registrar in Luxembourg. The Company reserves the right to vary or terminate the appointment of the Note Registrar or to appoint additional or other Note Registrars or to approve any change in the office through which any Note Registrar acts, provided that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall require, there shall at all times be a Note Registrar in Luxembourg.

        In the event of a redemption of less than all of the Notes for any of the reasons set forth above under "-- Redemption," the Company will not be required (a) to register the transfer or exchange of Notes for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Notes called for such redemption or (b) to register the transfer of or exchange any Note, or portion thereof, called for redemption.

        The Company may at any time purchase the Notes in the open market or otherwise at any price, subject to applicable U.S. securities laws.

PAYMENT OF STAMP AND OTHER TAXES

        The Company will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of Common Stock upon any conversion of Notes. Except as described under "-- Payment of Additional Amounts," the Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

        The Indenture, the Notes and the Registration Rights Agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

INFORMATION CONCERNING THE TRUSTEE

        Deutsche Bank AG, New York Branch is the Trustee under the Indenture. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee and its affiliates in the normal course of business.

        In case an Event of Default shall occur (and shall not be cured or waived in a timely manner) under the Indenture, the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the Notes and Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, since the Company has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the Notes or Common Stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, and persons holding Notes or Common Stock as part of a hedging or conversion transaction or straddle, persons deemed to sell Notes or Common Stock under the constructive sale provisions of the Code, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law as applicable to either or both of both U.S. holders (as defined below) and non-U.S. Holders (as defined below), or U.S. federal estate and gift tax law as applicable to U.S. Holders (as defined below). In addition, this discussion is limited to purchasers of Notes who hold the Notes and will hold the Common Stock (assuming a Conversion occurs) as "capital assets" within the meaning of Section 1221 of the Code.

        ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

U.S. HOLDERS

        As used herein, the term "U.S. Holder" means the beneficial holder of a Note or Common Stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of the Code and (v) any other person whose income or gain with respect to a Note or Common Stock is effectively connected with the conduct of a United States trade or business. A "Non-U.S. Holder" is any holder other than a U.S. Holder.

Interest

        Stated interest on the Notes will generally be includable in a U.S. Holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued, in accordance with the U.S. Holder's regular method of accounting.

Market Discount

        A U.S. Holder acquiring a Note at a "market discount" (defined below) must generally treat as ordinary income any gain realized on the disposition or retirement of the Note (among other events) to the extent that the market discount has accrued during the U.S. Holder's period of ownership. Any accrued market discount not previously taken into income prior to a conversion of a Note may carry over to the Common Stock received upon conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition.

        A "market discount" exists if the stated redemption price at maturity of the Note exceeds the purchase price of the Note by more than a statutorily defined de minimis amount. The market discount accrued during the U.S. Holder's period of ownership will generally equal a ratable portion of the Note's market discount, based on the number of days the U.S. Holder has held the Note at the time of such disposition or retirement, as a percentage of the number of days from the date the U.S. Holder acquired the Note to its date of maturity.

        Subject to certain limitations, a U.S. Holder may elect to include the market discount in gross income during the period of ownership (rather than upon disposition, retirement or certain other events) based on a constant yield method, taking into account compounding of interest. Any such election will also constitute an election to include market discount in income currently on all other bonds and notes acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies. A U.S. Holder who purchases a Note at a market discount and who does not elect to include market discount in income as it accrues may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the Note.

Market Premium

        A U.S. Holder acquiring a Note for an amount that is greater than the amount payable at maturity may generally elect to amortize the "market premium" (defined below) using a constant yield method over the remaining term of the Note (or, if shorter, over the period from the date of purchase to the date of an assumed redemption option exercise). The market premium is the excess of the U.S. Holder's tax basis in the Note (reduced by an amount equal to the value of the conversion option) over the amount payable on maturity (or on an earlier Company redemption date if it results in a smaller amortizable market premium).

        For purposes of determining the market premium and the amortization period, the Company will be deemed to exercise the Optional Redemption in a manner that maximizes the U.S. Holder's yield on the Note. A Note which is redeemed prior to the time at which it is assumed that the Note would be redeemed may result in the U.S. Holder deducting the remaining bond premium at the time of redemption.

        The amortized market premium may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such market premium. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Conversion of Notes Into Common Stock

        In general, no gain or loss will be recognized for U.S. federal income tax purposes on a conversion of Notes into Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of the Common Stock received on conversion will generally include the period during which the converted Notes were held.

        The conversion price of the Notes is subject to adjustment under certain circumstances. If, and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes, in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits. Moreover, if there is not a full adjustment to the conversion ratio of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits.

Sale, Exchange or Retirement of the Notes

        Each U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any accrued market discount, if any, the U.S. Holder has included in income and decreased by any principal payments received and any amortizable bond premium taken with respect to such Note. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note should be capital gain or loss and will generally be long-term capital gain or loss if the
Note is a capital asset and has been held or deemed held for more than one year at the time of the sale or exchange. On August 5, 1997, legislation was enacted which, among other changes made to the federal income tax law, reduced to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months. Gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

The Common Stock

        Distributions, if any, paid on the Common Stock received on a conversion of the Notes, to the extent made from current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes, will be included in a U.S. Holder's income as ordinary income. Gain or loss realized on the sale or exchange of that Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such Common Stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the Common Stock for more than one year. On August 5, 1997, legislation was enacted which, among other changes to the federal income tax law, reduced to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months. Gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

Information Reporting and Backup Withholding

        A U.S. holder of Notes or Common-Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with a correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

        The Company will report to the U.S. Holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

        The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder.

        For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder (as defined above) includes a non-resident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Stated Interest

        Generally any interest paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, (ii) the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address, (iii) the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business, and (iv) the Notes are in registered form.

        The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224 (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under regulations issued by the Treasury Department on October 6, 1997 (the "New Regulations"), generally effective with respect to payments made after December 31, 1998, the Forms 1001 and 4224 will be replaced by Form W-8. Under the New Regulations, a Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in the New Regulations for payments through qualified intermediaries.

Dividends

        In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such is reduced by an applicable income tax treaty. Dividends that are connected with such holder's conduct of a trade or business in the United States (U.S. trade or business income) are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty. Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under the New Regulations, not generally in effect until after December 31, 1998, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-U.S. Holder provide a Form W-8 which contains, among other items of information, the holder's name and address and U.S. taxpayer identification number (if required).

        A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any amounts currently withheld by filing an appropriate claim for a refund with the IRS.

Conversion

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of Notes into Common-Stock, except with respect to cash (if any) received in lieu of a fractional share or interest which does not qualify for the portfolio interest exemption, is not U.S. trade or business income and has not previously included in income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of Notes. Cash or Common Stock treated as issued for accrued interest would be treated as interest under the rules described above.

Sale, Exchange or Redemption of Notes or Common Stock

        Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United

States, or (iv) in the case of the disposition of Common Stock, the Company is a U.S. real property holding corporation. The Company does not believe that it is currently a "United States real property holding corporation," or that it will become one in the future.

Federal Estate Tax

        Notes held (or treated as held) by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax provided that the interest thereon qualifies as portfolio interest and was not U.S. trade or business income. Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) will be included in such individual's estate for U.S. federal income tax purposes unless an applicable estate tax treaty otherwise applies.

Information Reporting and Backup Withholding

        The Company must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding or is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

        Treasury Regulations provide that backup withholding and additional information reporting will not apply to payments of principal on the Notes by the Company to a Non-U.S. Holder if the holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its Paying Agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

        The payment of the proceeds from the disposition of Notes or Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

        In the case of the payment of proceeds from the disposition of Notes or Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in the files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

        The New Regulations, not currently in effect, make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations generally attempt to unify certification requirements and modify reliance standards. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

        THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                 SELLING HOLDERS

        The Notes offered hereby were issued by the Company and sold by the Initial Purchasers in the Original Offering in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be either (i) "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), (ii) other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or (iii) non-U.S. persons pursuant to Regulation S of the Securities Act. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Common Stock issued upon conversion of the Notes.

        The following table sets forth information, as of November 7, 1997, with respect to the Selling Holders and the respective principal amounts of Notes beneficially owned by each Selling Holder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Holders. None of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below. Because the Selling Holders may offer all or some portion of the Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.



                                                                 Number of Shares of Common
                                                                           Stock
                                      Principal Amount of Notes  --------------------------
                                        Beneficially Owned and   Beneficially     Offered
             Selling Stockholder(1)         Offered Hereby        Owned(1)(2)     Hereby(2)
             ----------------------   -------------------------  ------------     -------
The TCW Group, Inc. ....................     $ 5,860,000           139,756          139,756
Merrill Lynch, Pierce, Fenner & Smith,
  Inc. .................................     $ 4,500,000           107,321          107,321
Deutsche Morgan Grenfell Inc. (3) ......     $ 4,465,000           106,487          106,487
Mainstay Convertible Fund (4) ..........     $ 3,350,000            79,895           79,895
Societe Generale Securities Corporation      $ 3,000,000            71,547           71,547
CFW-C, L.P. ............................     $ 3,000,000            71,547           71,547
Husic Capital Management as a
    Discretionary Asset Manager for the
    Ameritech Pension Plan                   $ 2,000,000            47,698           47,698
BancAmerica Robertson Stephens(5) ......     $ 1,875,000            44,717           44,717
New York Life Separate Account #7 ......     $ 1,500,000            35,773           35,773
Lincoln National Convertible Securities
  Fund .................................     $ 1,010,000            24,087           24,087
Surfboard & Co.(4) .....................     $ 1,000,000            23,849           23,849
Declaration of Trust for the Defined
    Benefit Plan of ICI American
    Holdings, Inc. .....................     $ 1,000,000            23,849           23,849
Lincoln National Life Insurance ........     $ 1,000,000            23,849           23,849
Thermo Electron Balanced Investment Fund     $   900,000            21,464           21,464
Declaration of Trust for the Defined
    Benefit Plan of ZENECA Holdings, Inc.    $   750,000            17,886           17,886
The J.W. McConnell Family Foundation ...     $   750,000            17,886           17,886
Van Kampen American Capital Convertible
    Securities Fund(7)..................     $   475,000            11,328           11,328
First Church of Christ,
    Scientist-Endowments................     $   300,000             7,154            7,154
Christian Science Trustees for Gifts &
    Endowments .........................     $   300,000             7,154            7,154
Swiss Bank Corporation--London Branch(8)     $   300,000             7,154            7,154
Weirton Trust ..........................     $   280,000             6,677            6,677


                                                                 Number of Shares of Common
                                                                           Stock
                                      Principal Amount of Notes  --------------------------
                                        Beneficially Owned and   Beneficially     Offered
             Selling Stockholder(1)         Offered Hereby        Owned(1)(2)    Hereby(2)
             ----------------------   -------------------------  ------------     -------
Walker Art Center ......................      $   150,000            3,577            3,577
United National Insurance ..............      $    60,000            1,430            1,430
Any other Selling Holder of Notes or
    future transferee from
    any such holder(9)(10) .............      $31,175,000          743,515          743,515
                                              -----------      -----------      -----------
     Total .............................      $69,000,000        1,645,600        1,645,600




 (1) Information concerning the Selling Holders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefor the number of shares issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease.

 (2) Assumes a conversion price of $41.93 per share, and a cash payment in lieu of any fractional share interest.

 (3) Deutsche Bank AG, New York Branch acts as the Trustee of the Notes. Deutsche Morgan Grenfell acted as an Initial Purchaser in the Original Offering. Deutsche Morgan Grenfell Inc. is a market maker for the Company's Common Stock, and its research department publishes research on the Company.

 (4)    Mainstay Convertible Fund owns 12,800 shares of the Company's Common
        Stock.

 (5) BancAmerica Robertson Stephens acted as an Initial Purchaser in the Original Offering.

 (6) Surfboard & Co. is the beneficial owner of 497,100 shares of the Company's Common Stock.

 (7) Van Kampen American Capital Asset Management, Inc., as the investment advisor of Van Kampen American Capital Convertible Securities Fund, has discretionary authority to make investment decisions with respect to such Fund's portfolio.

 (8) SBC Warburg Dillon Read Inc. acts as an investment advisor for Swiss Bank Corporation -- London Branch.

 (9) Information concerning other Selling Holders will be set forth in Prospectus Supplements from time to time, if required.

(10) Assumes that any other holders of Notes or any future transferee from any such holder does not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion rate.

                              PLAN OF DISTRIBUTION

        The Notes and Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Notes and Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Notes and Common Stock for whom they may act as agents. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of Notes and Common Stock my be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Notes and Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

        The Notes and Common Stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, any varying prices determined at the time of sale or at negotiated prices. The sale of the Notes and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Notes or the Common Stock may be listed or quoted at the time of sale,
(ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or in the over-the-counter market. At the time a particular offering of the Notes and the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Notes and Common Stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, if any, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

        To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Notes and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

        The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Notes and Common Stock by the Selling Holders. The foregoing may affect the marketability of the Notes and the Common Stock.

        Pursuant to the Registration Rights Agreement, all expenses of the registration of the Notes and Common Stock will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

        The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

        The legality of the Notes is being passed upon by Dewey Ballantine LLP.

                                     EXPERTS

        The audited financial statements and schedules incorporated by reference in this Prospectus are elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by

Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
            Available Information .........................       3

            Incorporation of Certain Documents by Reference       3

            The Company ...................................       4

            Risk Factors ..................................       7

            Ratio of Earnings to Fixed Charges ............      15

            Use of Proceeds ...............................      15

            Description of Notes ..........................      15

            Selling Holders ...............................      34

            Plan of Distribution ..........................      36

            Legal Matters .................................      36


================================================================================




================================================================================


                                   PROSPECTUS


                                ----------------


                                   $69,000,000


                             THE VANTIVE CORPORATION


                                4.75% CONVERTIBLE
                          SUBORDINATED NOTES DUE 2002


                                December 3, 1997


                                ----------------



================================================================================